EXHIBIT 21

Parent

Citizens Community Bancorp, Inc.

Subsidiaries (a)	Percentage of Ownership	Jurisdiction or State of Incorporation

Citizens Community Federal	100%	Federal
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(a)           The operation of the Company's wholly owned subsidiaries is included in the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Annual Report.